FOIA Confidential Treatment Request

Confidential treatment requested

by E*TRADE Financial Corporation

January 13, 2012

VIA EDGAR SUBMISSION

Ms. Suzanne Hayes, Assistant Director

Ms. Stephanie L. Hunsaker, Senior Assistant Chief Accountant

Ms. Yolanda Crittendon, Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:

E*TRADE Financial Corporation

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 22, 2011

Form 10-Q for Quarter Ended September 30, 2011

Filed November 4, 2011

Response dated August 31, 2011

File No. 001-11921

Dear Ms. Hayes, Ms. Hunsaker and Ms. Crittendon:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letter dated December 5, 2011 to Matthew J. Audette, E*TRADE Financial Corporation (the “Company”) regarding the above-referenced Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2010 and the above-referenced Form 10-Q (the “Form 10-Q”) for the quarter ended September 30, 2011 (the “Comment Letter”).

Below are the Staff’s comments (in italics) and the Company’s responses thereto, organized as set forth in the Comment Letter.

For reasons of business confidentiality, in a separate letter dated the date hereof, we requested that certain information in this letter in the Company’s response to comment 7 not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C.A §552 or otherwise. Accordingly, pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83), a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the SEC’s EDGAR system. Omitted information has been replaced in this letter as filed via the EDGAR system with a placeholder identified by the mark “[***].”

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FOIA Confidential Treatment Request

Confidential treatment requested

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Form 10-K for Fiscal Year Ended December 31, 2010

Risk Factors, page 8

1. We note your response to comment eight of our letter dated July 19, 2011. Please include a separate risk factor disclosing your lack of information with respect to your second lien home equity loans. The risk factor should disclose

•	you do not hold the first lien position in approximately 85% of your home equity loan portfolio;

•	you do not directly service any of your loans;

•	you do not receive data on the first lien positions; and

•	you do not receive information from servicers as to whether home equity line of credit borrowers are repaying any principle during the draw period.

The Company would like to clarify that it does receive some information from servicers as to whether home equity line of credit borrowers are repaying principal during the draw period. However, because the information the Company receives is incomplete, the Company does not have the ability to accurately report on whether borrowers are repaying any principal during the draw period across the aggregate portfolio.

In response to the Staff’s comment, the Company will include a risk factor with the requested information in the Form 10-K for the fiscal year ended December 31, 2011 substantially in the following form as updated to reflect percentages as of such date:

“Home equity loans have certain characteristics that result in higher risk than first lien, amortizing one- to four-family loans

Approximately 85% of the home equity loan portfolio consists of second lien loans on residential real estate properties, which have a higher level of credit risk than first lien mortgage loans because we do not hold the first lien position. We hold both the first and second lien positions in less than 1% of the home equity loan portfolio. We do not directly service any of our loans. As a result, we rely on third party vendors and servicers to provide information on our loan portfolio. We do not receive complete data on the first lien positions of second lien home equity loans and we instead monitor our borrowers by refreshing FICO scores and CLTV information on a quarterly basis. In addition, we rely on third party servicers to provide payment information on home equity loans, including which borrowers are paying only the minimum amount due. We have incomplete information regarding the number of borrowers paying only the minimum amounts, which impacts our ability to accurately report on whether borrowers are repaying any principal during the draw period across the aggregate portfolio.

Home equity lines of credit convert to amortizing at the end of the draw period, which ranges from 60 months to 120 months. At September 30, 2011, the vast majority of the home equity line of credit portfolio had not converted from the interest-only draw period to an amortizing loan. In addition, approximately 78% of the home equity line of credit

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FOIA Confidential Treatment Request

Confidential treatment requested

by E*TRADE Financial Corporation

portfolio will not begin amortizing until after 2014. As a result, we do not yet have sufficient data relating to loan default and delinquency of amortizing home equity lines of credit to determine if the performance is different than the trends observed for home equity lines of credit in an interest-only draw period.”

2. Please also include a risk factor disclosing that 78% of your HELOC portfolio will not convert to amortizing until 2014 and you do not know if default and delinquency trends are the same for loans during the draw period and loans that are amortizing.

In response to the Staff’s comment, the Company will include a risk factor with the requested information in the Form 10-K for the fiscal year ended December 31, 2011. See risk factor outlined as part of response #1.

The OTS may request that we raise additional capital to support E*Trade Bank or to further reduce debt. If we are unable…, page 14

3. We note your response to comment four of our letter dated July 19, 2011. However, your response does not address our comment. If your capital plan requires that you take additional actions to either raise equity or reduce debt, please expand the discussion to identify the actions you need to take to be in compliance with your capital plan and quantify the amount of equity you need to raise or debt you must reduce. Additionally, describe the potential negative consequences you may experience if you are unable to comply.

The Company was in full compliance with the capital plan that was in effect during 2010, but this capital plan is no longer in effect today. The capital plan was a requirement under the Company’s and E*TRADE Bank’s original memoranda of understanding (“MOUs”) with the Office of Thrift Supervision (“OTS”) entered into in June 2009. The original MOUs were terminated and superseded by MOUs entered into in March 2011 between the Company and each of its thrift subsidiaries, and the Office of the Comptroller of the Currency (“OCC”) (originally the OTS). The current MOUs do not have a “capital plan” requirement. Rather, pursuant to these new MOUs, the Company and each of its thrift subsidiaries submitted to the OTS (prior to its merging into the OCC) strategic plans for each of the Company and its thrift subsidiaries that remain under review by the OCC. There are no immediate actions required by the current MOUs, and as the Company and its thrift subsidiaries receive feedback, the strategic plans will be updated and/or implemented as appropriate. For purposes of clarification, there are no actions, such as raising equity or reducing debt, required in order to be in compliance with the former capital plan or the proposed strategic plans. The Company will consider the banking regulators’ feedback on the plan and whether to include and/or revise the risk factor to describe potential negative regulatory consequences for non-compliance with the current MOUs or the finally agreed-upon strategic plans in future filings as appropriate. While the Company and its thrift subsidiaries were subject to the capital plan and the terms of the June 2009 MOUs, failure to comply with the terms of the capital plan could have been viewed as a violation of the terms of the MOUs, which

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Confidential treatment requested

by E*TRADE Financial Corporation

could have resulted in a more formal public enforcement action, civil monetary penalties, additional restrictions on activities or an equity capital raise that could have been dilutive to the Company’s shareholders. Similarly, violations of the finalized strategic plans prepared and filed under the current MOUs as well as violations of the other terms of the current MOUs could result in a more formal public enforcement action, civil monetary penalties and/or additional restrictions on activities.

Concentrations of Credit Risk, page 61

4. We note your response to prior comment eight of our letter dated July 19, 2011. Please revise future filings to provide the information discussed in your response, including the following:

•

You indicate that data on the first lien position of your home equity portfolio is not available; therefore, you monitor borrowers by refreshing FICO scores and CLTV information on a quarterly basis. Discuss in future filings how the lack of such information is taken into account in developing the allowance for your home equity portfolio and provide a more robust discussion of the use of FICO scores and CLTV information in your allowance methodology.

In response to the Staff’s comment, the Company will include the requested information in the Form 10-K for the fiscal year ended December 31, 2011 substantially in the following form:

“For home equity loans in the second lien position, the original balance of the first lien loan at origination date and updated valuations on the property underlying the loan are used to calculate current CLTV. Both current CLTV and FICO scores are among the factors utilized to categorize the risk associated with loans and assign a probability assumption of future default.”

•	Disclose when the vast majority of your home equity lines of credit convert to amortizing.

In response to the Staff’s comment, the Company will include information on when the vast majority of home equity lines of credit convert to amortizing in the Concentrations of Credit Risk section of the Form 10-K for the fiscal year ended December 31, 2011 substantially in the following form as updated to reflect percentages as of such date (revisions are in underlined text):

“The home equity loan portfolio is primarily second lien loans on residential real estate properties, which have a higher level of credit risk than first lien mortgage loans. Approximately 14% of the home equity portfolio was in the first lien position as of September 30, 2011. We hold both the first and second lien positions in less than 1% of the home equity loan portfolio. Home equity lines of credit convert to amortizing at the end of the draw period, which ranges from 60 months to 120 months. At September 30, 2011, the vast majority of the home equity line of credit portfolio had not converted from

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Confidential treatment requested

by E*TRADE Financial Corporation

the interest-only draw period to an amortizing loan. In addition, approximately 78% of the home equity line of credit portfolio will not begin amortizing until after 2014. The following table outlines information on the remaining draw periods for the home equity line of credit portfolio as of September 30, 2011:”

Draw expiration period	% of home equity line of credit portfolio
Already Amortizing	7%
During 2011	1%
During 2012	3%
During 2013	4%
During 2014	7%
After 2014	78%

•

Tell us whether you are contacted by the first lien holder to discuss modifications to their first lien under HAMP or another modification program, and how, if at all, this information is incorporated into your allowance methodology.

The Company advises the Staff that the first lien holder does not contact the Company to discuss modifications to their first lien under HAMP or another modification program; as such, this is not incorporated into the allowance methodology.

•

Tell us whether the first lien holder contacts you prior to foreclosure. As part of your response, please tell us whether your second lien is typically shown as current and performing when the first lien holder files a foreclosure notice.

The Company advises the Staff that in states with a judicial foreclosure process (judicial states), with respect to loans in which the Company owns the servicing rights, the Company generally receives a foreclosure notice from the first lien holder. In states with a non-judicial foreclosure process and judicial states with respect to loans in which the Company does not own the servicing rights, the Company does not receive any notification of foreclosure. Prior to receiving a foreclosure notice from the first lien holder, the vast majority of the second lien loans are already classified as nonperforming.

In the rare case in which a second lien loan was current and performing and the Company was not aware that the first lien was in process of foreclosure, the second lien loan would be classified as performing. This is a rare occurrence as the vast majority of second lien loans are classified as nonperforming when the first lien is in process of foreclosure and the impact on loan disclosures would not be meaningful.

•	Tell us and disclose in future filings the loss severity typically experienced on your junior lien loan.

In response to the Staff’s comment, the Company will include the loss severity of junior lien loans in the Form 10-K for the fiscal year ended December 31, 2011 substantially in the following form as updated to reflect percentages as of such date:

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“The loss severity of the Company’s second lien home equity loans is approximately 90%.”

Notes to the Financial Statements

Note 1 – Organization, Basis of Presentation, and Summary of Significant Accounting Policies, page 102

Loans, net, page 104

5. We note your response to prior comment 13 of our letter dated July 19, 2011. It is unclear whether your policy disclosure pursuant to ASC 310-10-50-6 applies to each of your classes of financing receivables. If so, please revise your future filings to clearly state that the disclosed policies relate to each of your classes of financing receivables, or separately disclose the policies related to the loan classes that have separate policies. Furthermore, we also note the disclosure information required under ASC 310-10-50-15(a)(3) and ASC 310-10-50-15(c) is not disaggregated separately by class of financing receivable on page 73 of the Form 10-Q for the period ended September 30, 2011. Please revise future filings to provide these disclosures.

In response to the Staff’s comment, in future filings the Company will include a discussion in its Summary of Critical Accounting Policies, Summary of Significant Accounting Policies and Loans, Net disclosures substantially to the following effect (revisions are in underlined text):

“Nonperforming Loans – The Company classifies loans as nonperforming when they are no longer accruing interest, which includes loans that are 90 days past due and TDRs that are on nonaccrual status for all classes of loans. Interest previously accrued, but not collected, is reversed against current income when a loan is placed on nonaccrual status and is considered nonperforming. Interest payments received on nonperforming loans are recognized into operating interest income until it is doubtful that full payment will be collected, at which point payments are applied to principal. The recognition of deferred fees or costs on originated loans and premiums or discounts on purchased loans in operating interest income is discontinued for nonperforming loans. Nonperforming loans, excluding loans that were modified in a TDR, return to accrual status when the loan becomes less than 90 days past due.

Both one- to four-family and home equity TDRs, including trial modifications, are accounted for as nonaccrual loans at the time of modification and return to accrual status after six consecutive payments are made in accordance with the modified terms. TDRs are classified as nonperforming until six consecutive payments have been made. The Company currently does not have an active TDR program for consumer and other loans; therefore, there are no reported TDRs for consumer and other loans. At September 30, 2011, the unpaid principal balance in one- to four-family TDRs was $939.1 million. For

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Confidential treatment requested

by E*TRADE Financial Corporation

home equity loans, the recorded investment in TDRs represents the unpaid principal balance.

The following table shows the average recorded investment and interest income recognized both on a cash and accrual basis for the Company’s TDRs during the three and nine months ended September 30, 2011 (dollars in thousands):

	Three Months Ended		Nine Months Ended
September 30, 2011	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
One- to four-family	$852,078	$7,340	$729,963	$19,522
Home equity	444,106	2,813	459,285	7,174

Total	$1,296,184	$10,153	$1,189,248	$26,696

Included in the allowance for loan losses was a specific allowance of $327.1 million that was established for TDRs at September 30, 2011. The specific allowance for these individually impaired loans represents the expected loss over the remaining life of the loan, including the economic concession to the borrower. The following table shows detailed information related to the Company’s loans modified as a TDR as of September 30, 2011 (dollars in thousands):

	September 30, 2011
	Recorded Investment in TDRs	Specific Valuation Allowance	Net Investment in TDRs
With a recorded allowance
One- to four-family	$543,427	$104,502	$438,925
Home equity	$433,275	$222,606	$210,669
Without a recorded allowance(1)
One- to four-family	$400,373	$—	$400,373
Home equity	$10,590	$—	$10,590
Total
One- to four-family	$943,800	$104,502	$839,298
Home equity	$443,865	$222,606	$221,259

(1)	The TDR loans without a recorded specific valuation allowance represent loans where the discounted cash flow analysis is equal to or exceeds the recorded investment in the loan.”

Note 7 – Loans, net, page 127

Impaired Loans – Trouble Debt Restructuring, page 131

6. We note your response to prior comment 18 of our letter dated July 19, 2011. Please clarify the distinction between impaired loans and nonperforming loans in future filings.

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Confidential treatment requested

by E*TRADE Financial Corporation

For example, please revise your disclosure to state that impaired loans exclude smaller-balance homogenous loans that have not been modified and are collectively evaluated for impairment.

The Company will update its disclosure to state that loans are classified as nonperforming when they are no longer accruing interest, which includes loans that are 90 days past due and TDRs that are on nonaccrual status. See revised paragraph as part of response #5.

In response to the Staff’s comment, in future filings the Company will include a discussion in its Summary of Significant Accounting Policies disclosures substantially to the following effect (revisions are in underlined text):

“Impaired Loans – A loan is impaired when it meets the definition of a TDR. Impaired loans exclude smaller-balance homogeneous one- to four-family, home equity and consumer and other loans that have not been modified and are collectively evaluated for impairment.”

Note 16 – Income Taxes, page 147

Deferred Taxes and Valuation Allowance, page 149

7. We note your response to prior comment 21 of our letter dated July 19, 2011. As previously requested, please quantify the amount of projected net income for the periods over which you expect to utilize your deferred tax assets separately by year. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years, which is considered a significant piece of negative evidence that is difficult to overcome (refer to ASC 740-10-30-21 through 30-23). Furthermore, the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. It appears that you are placing a significant amount of reliance on your expectations regarding future earnings, but it is unclear to us how you have determined these projections are objectively verifiable given the uncertainty around the current economic and regulatory environment, as well as in the litigation area where you have been unable to make an estimate of the reasonably possible losses for any of the legal proceedings you have disclosed, and your disclosure indicates that it could have a material adverse effect on your financial condition and results of operations.

[***] In addition, the Company advises the Staff that approximately two-thirds of the existing federal deferred tax assets are not related to net operating losses and therefore, have no expiration date. The Company expects to utilize the vast majority of the existing federal deferred tax assets over the next seven years, with a small balance remaining as a result of the current limitation caused by the ownership change (which is expected to be fully utilized well in advance of the

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statutory carry forward period). Below are the amounts of projected net income over the next seven years as projected at December 2010:

Projections as of December 2010
Fiscal Year Ended December 31,	Projected Net Income as of December 2010
2011	[***]
2012	[***]
2013	[***]
2014	[***]
2015	[***]
2016	[***]
2017	[***]

[***]

The Company determined its expectations regarding future earnings are objectively verifiable due to three main factors. The first factor is the substantial income that the Company’s core business, the trading and investing segment, has generated for each of the last seven years, including through uncertain economic and regulatory environments. The core business is driven by brokerage customer activity and includes trading, brokerage cash, margin lending, long-term investing and other brokerage related activities. These activities drive variable expenses that correlate to the volume of customer activity, which results in stable, ongoing profitability. The trading and investing segment was not significantly impacted by the credit crisis and it continues to generate material levels of income as outlined in the following table:

Period Ended December 31,	Trading and Investing Segment Income
2007	$862 million
2008	$703 million
2009	$760 million
2010	$722 million
2011 (estimated)(1)	[***]
2012 (projected)	[***]
2013 (projected)	[***]

(1)

Full year trading and investing segment income for 2011 is estimated due to the year-end close process not yet being completed as of the date of this letter, including the execution of certain key controls. Actual trading and investing income for the nine months ended September 30, 2011 was $480 million. The estimated income for 2011 includes the impact of the $55 million reserve related to the agreement in principle to settle the Colorado auction rate securities proceeding.

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The second factor is the mitigation of losses in the balance sheet management segment, which generated a large net operating loss in 2007 caused by the crisis in the residential real estate and credit markets. Much of this loss came from the sale of the asset-backed security portfolio and credit losses from the mortgage loan portfolio. The Company no longer holds any of those asset-backed securities and shut down its mortgage loan acquisition activities in 2007. In effect, the key business activities that led to the generation of the Company’s deferred tax assets were shut down over four years ago. As a result, the losses in the balance sheet management segment have continued to decline significantly, as shown below. In addition, the Company continues to realize the benefit of various credit loss mitigation activities for the mortgage loans purchased in 2007 and prior, most notably, actively reducing or closing unused home equity lines of credit, aggressively exercising put-back clauses to sell back improperly documented loans to the originators and reducing overall interest rate risk through continued de-leveraging of the balance sheet. As a result of these loss containment measures, provision for loan losses has declined 80% from its peak in the third quarter of 2008. The following table outlines the improvement of the balance sheet management segment since the credit crisis:

Period Ended December 31,	Balance Sheet Management Segment Income (Loss)
2007	$(2,686) million
2008	$(1,485) million
2009	$(1,133) million
2010	$(391) million
2011 (estimated)(1)	[***]
2012 (projected)	[***]
2013 (projected)	[***]

(1)

Full year balance sheet management segment income (loss) for 2011 is estimated due to the year-end close process not yet being completed as of the date of this letter, including the execution of certain key controls. Actual balance sheet management (loss) for the nine months ended September 30, 2011 was $(47) million.

The third factor is the Company’s historical ability to predict earnings. This is evidenced by the consistent profitability of the trading and investing segment, as discussed above. Even over the past two years, with continued economic and regulatory uncertainty, the Company has been able to predict earnings. [***] The existing deferred tax assets were generated primarily by losses in 2007, 2008 and 2009. The more recent years, 2010 and 2011, show continued positive trends, leading to continued expected profitability into the future. The ability to predict earnings [***] over the past two years provides increased evidence around the Company’s ability to utilize the existing federal deferred tax assets.

The Company continues to monitor and assess all legal proceedings and estimates accruals for particular cases or contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The losses over the past

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5 years have not had a material adverse effect on the financial condition or results of operations of the Company. The Company advises the Staff that the class action lawsuits alleging violations of the federal securities laws by the Company and several of its former executives (the Freudenberg matter) have, subject to court and certain other approvals, been settled (for which the Company recorded a reserve of $10.75 million) and the underlying claims giving rise to the Oughtred class action (auction rate securities) have been resolved (for which the Company recorded a reserve of $55 million). The Company believes that these proceedings (Freudenberg and the auction rate securities matters) previously provided the Company with the most uncertainty in terms of potential losses (see response #8). Both of these proceedings were settled for amounts that did not (in terms of auction rate securities matters) and will not (assuming the Freudenberg settlement receives all necessary approvals) have a material adverse effect on the financial condition or results of operations of the Company. The Company is unable to reasonably estimate a range of possible losses on its remaining outstanding legal proceedings; however, the Company believes any losses would not be reasonably likely to have a material adverse effect on the financial condition or results of operations of the Company. The Company plans to update its disclosure to state as such in future filings. In addition, the Company maintains insurance coverage, which may reduce even further any potential losses in the legal proceedings that have been disclosed.

Note 22 – Commitments, Contingencies and Other Regulatory Matters, page 160

8. We note your response to prior comment 22 of our letter dated July 19, 2011 and your belief that you are unable to provide disclosure regarding the range or likelihood of possible outcomes for any of your legal proceedings and other claims. We also note that your response indicates that you have not accrued an amount for any of the legal proceedings, but you did record a new reserve of $55 million in other operating expenses during the third quarter of 2011 related to your auction rate securities cases. Please respond to the following:

•

Please clarify whether the $55.0 million accrued would include amounts related to certain other auction rate securities cases, such as the April 2, 2008 class action complaint filed by John W. Oughtred, and if so, please clarify your disclosures in future filings to make that more clear;

The Company recorded a reserve of $55 million related to the agreement in principle to settle the Colorado proceeding but did not disclose the amount of possible loss in the Form 10-Q for the period ended June 30, 2011 because new developments provided clarity as to whether it was probable that a loss had been incurred and to the amount of possible loss subsequent to the August 5, 2011 filing of the second quarter Form 10-Q. On August 12, 2011, a Colorado administrative law judge issued an initial decision finding that E*TRADE Securities LLC violated the Colorado Securities Act by misrepresenting facts in connection with sales of auction rate preferred securities to Colorado investors and by failing to supervise adequately its financial advisers who sold auction rate preferred securities to Colorado investors. The issuance of this initial decision was a development in this case that provided further clarity into the probability

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of a loss being incurred and the ability to estimate the amount of possible loss the Company would incur. The $55 million reserve represents the amount of losses expected to be incurred related to all auction rate securities cases, including the April 2, 2008 class action complaint filed by John W. Oughtred. In response to the Staff’s comment, in future filings, the Company will clarify that the $55 million reserve represents amounts related to other auction rate securities cases, substantially to the following effect (revisions are in underlined text):

“The Company recorded a reserve of $55 million in the other operating expense line item of the consolidated statement of income (loss). The reserve represents the Company’s estimate of the current fair value relative to par value of auction rate securities held by E*TRADE Securities LLC customers, as well as former customers who purchased auction rate securities through E*TRADE Securities LLC and are covered by the agreement in principle. The agreement in principle includes the resolution of all material individual auction rate securities arbitrations and litigations. The reserve also includes penalties and other estimated settlement costs.”

•

We note that two of your cases related to allegations of violations of the federal securities laws seek damages in an amount to be proven at trial, including interest and attorneys’ fees and costs. Please clarify whether damages have thus far been specified, or whether additional information about potential magnitude could be provided, such as the number of shares of common stock held by the plaintiffs and approximate stock prices during the periods covered by the claims.

The developments in these cases as of November 4, 2011, the filing date of the Form 10-Q, had not provided any further clarity into the range or likelihood of possible outcomes. These cases sought unspecified damages and additional information about the potential magnitude could not be provided as the period covered by the claims was not defined. Subsequent to the filing of the Form 10-Q, a settlement meeting was held by the Company’s insurers on December 17, 2011 in which the Company entered into a memorandum of understanding agreeing to settle class action lawsuits (the “Freudenberg Action”) alleging violations of the federal securities laws by the Company and several of its former executives. The agreement in principle, which requires court approval to become final, calls for the Company and its insurance carriers to make a settlement payment of $79 million, of which approximately $10.75 million will be paid by the Company, in return for full releases. The Company’s portion of the settlement payment will be reflected as an expense in the fourth quarter of 2011. The claim for monetary damages in the companion shareholder derivative action is not expected to be material.

Form 10-Q for the Quarter Ended September 30, 2011

Troubled Debt Restructuring, page 32

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9. We note that you are using specialized servicers to pursue trial loan modifications for loans that are more than 180 days delinquent. Please expand your disclosure in future filings to provide the following:

•

A description of the key features of the trial loan modification program, including whether the program is government sponsored or your own, the significant terms modified, whether the modifications are short-term or long-term, and what occurs after the trial loan modification period ends (i.e. is a permanent modification entered into, and if so, for how long);

•	Clarification as to whether the modified loans are considered TDRs during the trial period and after completion of the trial period;

The Company advises the Staff that it uses specialized servicers in its own modification program. The modifications involve the same types of concessions granted under the Company’s other TDR programs. At the successful completion of the trial period, the loan is classified as current and becomes a permanent modification. In response to the Staff’s comment, in future filings the Company will include a discussion in its Summary of Significant Accounting Policies disclosures substantially to the following effect (revisions are in underlined text):

“Trial modifications are classified immediately as TDRs and continue to be reported as delinquent until the successful completion of the trial period, which is typically 90 days. The loan is then classified as current and becomes a permanent modification.

The Company utilizes its own modification programs in pursuing TDRs. The various types of economic concessions that may be granted in a TDR or trial modification typically consist of interest rate reductions, maturity date extensions, principal or accrued interest forgiveness or a combination of these concessions.”

•	Disaggregation of TDRs separately between accrual/non-accrual; and

In response to the Staff’s comment, in future filings the Company will include in its Loans, net disclosures substantially to the following effect:

“The following table shows a summary of the Company’s recorded investment in TDRs that were on accrual and nonaccrual status in addition to the recorded investment of TDRs as of September 30, 2011 (dollars in thousands):

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		Nonaccrual TDRs
	Accrual TDRs(1)	Current(2)	30-89 Days Delinquent	90+ Days Delinquent	Recorded Investment in TDRs
September 30, 2011
One- to four-family	$439,387	$286,800	$66,374	$151,239	$943,800
Home equity	285,474	75,118	53,803	29,470	443,865

Total	$724,861	$361,918	$120,177	$180,709	$1,387,665

(1)	Represents TDRs that are current and have made six or more consecutive payments.
(2)	Represents current TDRs that have not yet made six consecutive payments.”

•

Quantification of the types of concessions made, such as reduction in interest rates, payment extensions, forgiveness of principal, etc. and discussion of the success with the different types of concessions.

The Company advises the Staff that it does not monitor TDRs by type of concession granted. The Company grants a combination of concessions to borrowers on an individual basis with the goal of reducing monthly payments to an affordable amount and minimizing the overall economic loss to the Company. The Company monitors the overall performance of TDRs and disclosed the twelve month re-delinquency rates on page 75 of the Form 10-Q. In response to the Staff’s comment, in future filings the Company will include in its Loans, net disclosures substantially to the following effect:

“The vast majority of the Company’s TDRs include an interest rate reduction in combination with another type of concession. The Company prioritizes the interest rate reduction modifications in combination with the following modification categories: principal forgiven, principal deferred, interest forgiven and re-age/extension/ capitalization of accrued interest. Each class is mutually exclusive in that if a TDR had an interest rate reduction with principal forgiven and an extension, the TDR would only show up in the principal forgiven column in the table below. The following tables provide the number of loans, post-modification balances immediately after being modified as a TDR by major class of modification, and the financial impact of modifications for loans that were modified as a TDR (dollars in thousands):”

Interest Rate Reduction
	Number of Loans	Principal Forgiven	Principal Deferred	Interest Forgiven	Re-age/ Extension Interest Capitalization	Other	Other	Total
One- to four-family
Home equity

Total

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Financial Impact
	Principal Forgiven	Interest Forgiven	Pre-TDR Weighted Average Interest Rate	Post-TDR Weighted Average Interest Rate
One- to four-family
Home equity

Total

Please note as of the date of this letter, the Company does not have the information outlined in the table above; however, the Company plans to have this information prior to filing of the 10-K for the fiscal year ended December 31, 2011.

10. We also note that upon successful completion of the trial loan modification period, which is typically 90 days, the loans will be classified as current as long as the borrowers remain current under the terms of the trial modification. Additionally, your disclosure on page 36 states that loans modified as TDRs are accounted for as non-accrual loans at the time of modification and return to accrual status after six consecutive payments are made in accordance with modified terms. Please clarify in future filings whether accrual status begins after the completion of the 90 day successful trial period, or after six consecutive payments are made. Additionally, to the extent that the borrower defaults during the trial period, please explain your accounting treatment for these loans, including whether you would consider a different modification program for the borrower.

In response to the Staff’s comment, in future filings the Company will disclose in the Summary of Critical Accounting Policies that our policy of returning loans to accrual status when a loan becomes less than 90 days past due excludes loans that were modified in a TDR as TDRs do not return to accrual status until six consecutive payments are made. See revised paragraph as part of response #5.

The Company advises the Staff that when a borrower enters a trial modification in a delinquent state, the loan is accounted for as a TDR, but will continue to be reported as delinquent until the successful completion of the trial period. Upon the successful completion of the trial period, the loan is then reported as current and becomes a permanent modification. Upon the failure of a trial period, the loan continues to be reported as delinquent and foreclosure or short-sale will be pursued.

Note 5 – Loans, net, page 68

Nonperforming Loans, page 71

11. We note that nonperforming loans have decreased significantly from December 31, 2009 to September 30, 2011 while impaired loans increased significantly during this same period. Please clarify whether this is due to the fact that TDRs continue to remain classified as TDRs (and thus impaired) for their remaining life. If so, please consider

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breaking out performing TDRs from non-performing TDRs and describing why this trend occurs, and clarifying circumstances and/or amounts where a loan modified in a TDR would no longer be classified as impaired. To the extent there are other factors causing this trend, please disclose them.

In response to the Staff’s comment, in future filings the Company will include a discussion in its Summary of Critical Accounting Policies disclosures substantially to the following effect (revisions are in underlined text):

“TDRs – Modified loans in which economic concessions were granted to borrowers experiencing financial difficulty are considered TDRs. Upon a loan being modified and classified as a TDR, such loan is categorized as an impaired loan and impairment is measured on an individual basis. Once a loan is modified in a TDR, the loan is considered impaired until maturity regardless of whether the borrower performs under the modified terms.”

In addition, in future filings the Company will quantify the amount of TDRs that are nonaccrual (or nonperforming) as of the balance sheet dates. See revised table as part of response #9, which includes nonaccrual TDRs.

Impaired Loans – Troubled Debt Restructurings, page 73

12. We note your disclosure that the specific allowance for individually impaired loans represents the expected loss over the remaining life of the loan, including the economic concession to the borrower. We also note your disclosure on page 71 that the general allowance for loan losses includes a specific qualitative component to account for a variety of economic and operational factors, including loss experience on modified loans. In accordance with ASC 310-10-50-34, please provide, by portfolio segment, qualitative information about how defaults on receivables modified in TDRs are factored into the determination of the allowance for loan losses. Additionally, please provide additional quantitative information about how the receivables were modified. For example, clarify, by class of financing receivable, the percentage of the TDRs that were due to interest rate reductions, maturity date extensions, principal forgiveness, accrued interest forgiveness, or a combination of these concessions, and clarify whether there are any trends in the types of concessions that are leading to the post-modification re-delinquency rates on page 75.

In response to the Staff’s comment, in future filings the Company will include a discussion in its Summary of Critical Accounting Policies disclosures substantially to the following effect:

“The Company’s specific allowance for TDRs factors in the historical default rate of an individual loan before being modified as a TDR in the discounted cash flow analysis in order to determine that specific loan’s expected impairment. For both the one- to four-family and home equity loan portfolio segments, each loan’s individual default

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experience is analyzed in addition to the performance observed in similar seasoned TDRs in our overall TDR program when calculating the specific allowance.”

In addition, in future filings the Company will quantify the amount of TDRs by type of concession granted. See revised table as part of response #9. The Company advises the Staff that as a result of the combination of concessions granted for various TDRs, there are no quantifiable trends in the types of concessions that are leading to the post-modification re-delinquency rates.

Note 6 – Accounting for Derivative Instruments and Hedging Activities, page 75

13. We note your disclosure on page 76 that future issuances of liabilities, including repurchase agreements, are largely dependent on the market demand and liquidity in the wholesale borrowing market, and that your forecasted issuance of debt in the form of repurchase agreements is most susceptible to an unexpected change in market conditions. We also note from your disclosure on page nine that the average cost paid on your securities sold under agreements to repurchase has increased significantly (from 2.03% to 2.78% at September 30, 2010 versus September 30, 2011), which is inconsistent with some of your other borrowings and different from the trends seen in many of your interest earning assets given the decline in interest rates. Please tell us whether you have made any changes in the types of securities sold under agreements to repurchase or in the maturities of these arrangements and discuss the factors that you believe are causing this trend in higher interest rates in this type of borrowing.

The Company did not make any changes in the types of securities sold under agreements to repurchase or in the maturities of these arrangements. The Company’s average cost paid on securities sold under agreements to repurchase includes both the stated interest rates on the repurchase agreements as well as the impact of the derivative instruments hedging those repurchase agreements. Excluding the impact of derivative instruments hedging repurchase agreements, the Company experienced a minor increase in average cost paid on securities sold under agreements to repurchase related to the increase in LIBOR at September 30, 2011 when compared to September 30, 2010. During the same period, the Company’s cash flow hedges of forecasted issuances of debt increased based on the Company’s balance sheet management strategy. As a result, during the twelve months ended September 30, 2011 the Company’s average cost paid on securities sold under agreements to repurchase related to derivative instruments increased because of the increase in the volume of active cash flow hedges during this period. The increased volume of active cash flow hedges was based on the Company’s strategy to hedge more of the Company’s forecasted issuances of debt and its expectation of interest rate movements.

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The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. Please address any comments or questions with respect to the foregoing to the undersigned at (646) 521-4389.

Sincerely,

/s/ Matthew J. Audette

Matthew J. Audette

Chief Financial Officer

E*TRADE Financial Corporation

cc:	Karl A. Roessner

E*TRADE Financial Corporation

Sarah K. Solum

Daniel G. Kelly, Jr.

Davis Polk & Wardwell LLP

Robert A. Crawford

Brian J. Maloney

Deloitte & Touche LLP

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